SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of February, 2006.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, 108-0014, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	ORIX’s Third Quarter Consolidated Financial Results (April 1, 2005 - December 31, 2005) filed with the Tokyo Stock Exchange on Tuesday, February 7, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: February 8, 2006	By	/s/ Shunsuke Takeda
Shunsuke Takeda
Director
Vice Chairman and CFO
ORIX Corporation

Consolidated Financial Results

April 1, 2005 – December 31, 2005

February 7, 2006

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

U.S. Dollar amounts have been calculated at Yen 118.07 to $1.00, the approximate exchange rate prevailing at December 31, 2005.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it will be considered a “passive foreign investment company” for United States Federal income tax purpose in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Corporate Communications

ORIX Corporation

Mita NN Bldg., 4-1-23 Shiba, Minato-ku, Tokyo 108-0014

JAPAN

Tel: +81-3-5419-5102    Fax: +81-3-5419-5901

E-mail: raymond_spencer@orix.co.jp

Consolidated Financial Results from April 1, 2005 to December 31, 2005

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
Osaka Securities Exchange
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-5419-5102
(URL http://www.orix.co.jp/grp/ir_e/ir_index.htm)

1. Performance Highlights for the Nine Months Ended December 31, 2005 and 2004, and the Year Ended March 31, 2005

(1) Performance Highlights - Operating Results (Unaudited)

	(millions of JPY)*1
	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change
December 31, 2005	658,802	5.8%	168,348	84.8%	192,023	70.7%
December 31, 2004	622,714	17.3%	91,116	33.4%	112,466	36.5%
March 31, 2005	900,034	—	128,942	—	152,332	—

	Net Income	Year-on-Year Change	Basic Earnings Per Share		Diluted Earnings Per Share*3
December 31, 2005	126,097	86.2%	1,434.39		1,359.01
December 31, 2004	67,718	47.6%	808.27		743.17
March 31, 2005	91,496	—	1,087.82		1,002.18

1.      Equity in Net Income of Affiliates was a net gain of JPY 20,716 million for the nine months ended December 31, 2005, a net gain of JPY 17,803 million for the nine months ended December 31, 2004 and a net gain of JPY 20,043 million for the year ended March 31, 2005.

2. The average number of shares was 87,909,798 for the nine months ended December 31, 2005, 83,781,217 for the nine months ended December 31, 2004 and 84,110,243 for the year ended March 31, 2005.
3. Adoption of simplified accounting method	Yes ( x )	No ( )
4. Changes in Accounting Principles	Yes ( )	No ( x )	(except for adoptions of new accounting principles)
5. Changes in Numbers of Consolidated Subsidiaries and Affiliates	Yes ( x )	No ( )
Additions: Consolidated Subsidiaries 7, Affiliates 5	Deletions: Consolidated Subsidiaries 14, Affiliates 7

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen or millions of U.S. dollars, except for Per Share amounts which are in single yen.
*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Discontinued Operations and Income Taxes.”
*Note 3:	Diluted earnings per share reflects application of accounting for the effect of contingently convertible instruments set forth in EITF Issue No.04-8.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Shareholders’ Equity	Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
December 31, 2005	6,686,456	898,828	13.4%	10,099.03
December 31, 2004	5,873,033	641,332	10.9%	7,642.86
March 31, 2005	6,068,953	727,333	12.0%	8,322.96

1. The number of outstanding shares was 89,001,424 as of December 31, 2005, 83,912,548 as of December 31, 2004 and 87,388,706 as of March 31, 2005.

(3) Performance Highlights - Cash Flows (Unaudited)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Period
December 31, 2005	140,718	(466,715)	315,286	135,931
December 31, 2004	73,554	(334,182)	188,573	80,129
March 31, 2005	126,467	(408,004)	274,343	145,380

2. Forecasts for the Year Ending March 31, 2006 (Unaudited)

Fiscal Year	Total Revenues	Income before Income Taxes	Net Income
March 31, 2006	900,000	245,000	155,000

Note :      Basic Earnings Per Share is forecasted to be JPY 1,741.55.

Summary of Consolidated Financial Results

1. Nine Months Ended December 31, 2005

Financial Highlights

Income before Income Taxes*	192,023 million yen (Up 71% year on year)
Net Income	126,097 million yen (Up 86% year on year)
Earnings Per Share (Basic)	1,434.39 yen (Up 77% year on year)
Earnings Per Share (Diluted)	1,359.01 yen (Up 83% year on year)
Shareholders’ Equity Per Share	10,099.03 yen (Up 21% on March 31, 2005)
ROE (Annualized)	20.7% (December 31, 2004: 15.0%)
ROA (Annualized)	2.64% (December 31, 2004: 1.57%)

*	“Income before income taxes” refers to “income before discontinued operations and income taxes.”

Revenues: 658,802 million yen (Up 6% year on year)

Revenues increased 6% to 658,802 million yen in the first nine months of this fiscal year compared with the same period of the previous fiscal year. Although “real estate sales” decreased year on year, revenues from “direct financing leases,” “operating leases,” “interest on loans and investment securities,” “brokerage commissions and net gains on investment securities,” “life insurance premiums and related investment income,” “gains on sales of real estate under operating leases,” and “other operating revenues” were up compared to the same period of the previous fiscal year.

Furthermore, “transportation revenues,” which were recorded in the previous fiscal year, are recorded as “equity in net income of affiliates” during this fiscal year as shown in (Note 1) on page 2.

Revenues from “direct financing leases” increased 11% to 92,264 million yen compared to the same period of the previous fiscal year. In Japan, revenues from “direct financing leases” performed steadily overall and were up 10% year on year. Revenues from “direct financing leases” were up due to the larger contribution from the securitization of direct financing leases compared to the same period of the previous fiscal year and the operations of ORIX Kitakanto Corporation, which entered the ORIX Group during the previous fiscal year. Overseas, revenues were up 13% year on year. Although The Americas segment showed signs of improvement, revenues were lower as a result of a lower average balance of operating assets compared to the same period of the previous fiscal year, while the expansion of the leasing operations in the Asia, Oceania and Europe segment resulted in the higher overall revenues.

Revenues from “operating leases” increased 14% to 150,396 million yen compared to the same period of the previous fiscal year. In Japan, although revenues from the precision measuring and other equipment rental operations were down year on year, there was an increase in automobile and real estate operating leases that contributed to a 10% increase year on year. Overseas, revenues were up 26% year on year due to the expansion of automobile operating leases in the Asia, Oceania and Europe segment.

Revenues from “interest on loans and investment securities” increased 20% to 117,987 million yen compared to the same period of the previous fiscal year. In Japan, “interest on loans and investment securities” increased 18% year on year. The increase in revenues was due mainly to an expansion of revenues associated with loans to corporate customers, including non-recourse loans, and the loan servicing operations. Overseas, revenues were up 26% year on year, due to the contribution from loans to corporate customers in The Americas segment.

Revenues from “brokerage commissions and net gains on investment securities” increased 37% to 28,200 million yen compared to the same period of the previous fiscal year. Brokerage commissions were up 91% year on year due to an increase in the level of trading volume on the stock market in Japan. Net gains on investment securities were up 27% year on year due to the sale of securities mainly associated with our venture capital operations and corporate rehabilitation fund investments in Japan and securities investments in The Americas segment.

“Life insurance premiums and related investment income” were up 1% year on year to 98,175 million yen. Life insurance premiums were flat year on year, while life insurance related investment income increased year on year.

“Real estate sales” decreased 22% year on year to 53,459 million yen. Although revenues associated with the sales of residential condominiums to buyers increased compared to the same period of the previous fiscal year, there was no sale of office buildings and other real estate developments in the first nine months of this fiscal year that was recorded in the same period of the previous fiscal year. Furthermore, residential condominiums developed through certain joint ventures were accounted for by the equity method, and are included as a net of revenues and selling costs in “equity in net income of affiliates.” The revenues from the aforementioned joint ventures were 1,656 million yen.

“Gains on sales of real estate under operating leases” were up almost nine-fold year on year to 9,433 million yen due to the increase in sales of rental purpose office buildings and other real estate.

“Other operating revenues” increased 33% year on year to 108,888 million yen due to the increase in revenues associated with companies in which we invested as part of our corporate rehabilitation business in the previous fiscal year that contributed from the beginning of this fiscal year and increase in revenues associated with our integrated facilities management operations.

(Note 1)

“Transportation revenues” and “costs of transportation revenues” associated with the operations of Footwork Express Co., Ltd. in which we invested as part of our corporate rehabilitation business, were included in the same period of the previous fiscal year based on a three-month lag basis as permitted under U.S. GAAP. However, ORIX’s share in Footwork Express Co., Ltd. was reduced in December 2004 due to an increase in capital whereby the substantive participating rights of a minority shareholder were increased. As a result, ORIX no longer has a controlling financial interest in the company and accounted for this company as an equity method affiliate at the end of the fiscal year ended March 31, 2005. ORIX has started recording its proportionate share of net income or loss of the company by the equity method from the beginning of the fiscal year ending March 31, 2006 instead of recording “transportation revenues” and “costs of transportation revenues.”

Expenses: 490,454 million yen (Down 8% year on year)

Expenses were down 8% to 490,454 million yen compared with the same period of the previous fiscal year. Although “interest expense,” “costs of operating leases,” “other operating expenses,” and “selling, general and administrative expenses” increased, “life insurance costs,” “costs of real estate sales,” “provision for doubtful receivables and probable loan losses,” “write-downs of long-lived assets,” and “write-downs of securities” were down year on year. For details on “costs of transportation revenues,” please see (Note 1) shown above.

“Interest expense” was up 14% year on year to 46,242 million yen. In Japan, “interest expense” increased due to the higher average debt levels, and “interest expense” also increased overseas due to the higher interest rates despite the lower average debt levels.

“Costs of operating leases” were up 11% year on year to 101,281 million yen accompanying the increase in revenues from “operating leases.”

“Life insurance costs” decreased 5% year on year to 82,976 million yen due mainly to lower insurance payments.

“Costs of real estate sales” were down 26% year on year to 46,013 million yen accompanying the decrease in “real estate sales.” Furthermore, 5,230 million yen in selling costs associated with residential condominiums developed through certain joint ventures were accounted for by the equity method.

“Other operating expenses” were up 35% year on year to 66,307 million yen accompanying the increase in “other operating revenues.”

“Selling, general and administrative expenses” were up 5% year on year to 132,310 million yen. Although there were no expenses associated with Footwork Express Co., Ltd., which became an equity method affiliate ((Note 1) on page 2), an increase in costs, which were included from the beginning of this fiscal year, associated with an increase in the number of consolidated companies in the previous fiscal year and expansion of business scope led to the higher expenses.

Despite an increase in operating assets, “provision for doubtful receivables and probable loan losses” was down 56% year on year to 11,987 million yen due to a lower level of non-performing assets.

“Write-downs of long-lived assets” were down year on year to 521 million yen.

“Write-downs of securities” were down 3% year on year to 3,878 million yen as we recorded write-downs associated mainly with equity investments made by our venture capital operations in Japan.

Net Income: 126,097 million yen (Up 86% year on year)

“Operating income” was up 85% year on year to 168,348 million yen.

“Equity in net income of affiliates” was up 16% to 20,716 million yen compared to the same period of the previous fiscal year due to the steady performance of equity method affiliates in both Japan and overseas. Included in “equity in net income of affiliates” are earnings on investments in operating companies accounted for by the equity method and earnings on investments in residential condominiums developed through certain joint ventures, which are also accounted for by the equity method. The “equity in net income of affiliates” associated with residential condominium joint ventures was a loss of 3,574 million yen, which is primarily attributable to the upfront recognition of advertising expenses, associated with some large-scale residential condominium development projects, preceding the revenue recognition of completed sales upon title transfer to buyers.

“Gains on sales of subsidiaries and affiliates and liquidation loss” were down 17% year on year to 2,959 million yen.

“Income before discontinued operations and income taxes” increased 71% year on year to 192,023 million yen.

“Discontinued operations, net of applicable tax effect” (Note 2) were up 150% year on year to 13,221 million yen.

As a result, “net income” increased 86% year on year to 126,097 million yen.

(Note 2)

Subsidiaries, businesses, and real estate under operating leases that have been sold or that are to be disposed for which there is no significant continuing involvement, are reclassified to discontinued operations. Income and expenses generated by such subsidiaries, businesses, and real estate under operating leases are retroactively reclassified.

Operating Assets: 5,611,344 million yen (Up 9% on March 31, 2005)

Operating assets were up 9% on March 31, 2005 to 5,611,344 million yen as all operating asset categories were up.

Segment Information (“Segment Profits” refer to income before income taxes)

Segment profits were up year on year for the “Corporate Financial Services,” “Automobile Operations,” “Real Estate-Related Finance,” “Real Estate,” “Life Insurance,” “Other,” “The Americas,” and “Asia, Oceania and Europe” segments, while the “Rental Operations” segment was lower compared to the same period of the previous fiscal year.

The results of the reported segments from April 1, 2005 reflect the revised operating structure following the reorganization of the Company. Accordingly, the real estate-related equity investment operations and the REIT asset management operations, which had been included in the “Real Estate-Related Finance” segment, were included in the “Real Estate” segment from the first quarter of this fiscal year (Please refer to (Note 1) on page 14 of the Segment Information).

Operations in Japan

Corporate Financial Services Segment:

Segment revenues were up 22% year on year to 74,671 million yen due to the expansion of loans to corporate customers, an increase in contribution from direct financing leases compared to the same period of the previous fiscal year, and due to the recognition of gains from securitization.

Segment profits increased 35% to 38,445 million yen compared to 28,556 million yen in the same period of the previous fiscal year due to the increase in segment revenues and the lower “provision for doubtful receivables and probable loan losses” as a result of the lower level of non-performing assets.

Segment assets increased 9% on March 31, 2005 to 1,639,685 million yen due to an increase in loans to corporate customers despite the lower level of direct financing leases as a result of securitization.

Automobile Operations Segment:

Segment revenues increased 9% year on year to 72,706 million yen. Although the automobile rental operations were lower compared to the same period of the previous fiscal year, the automobile leasing operations expanded.

Segment profits increased 14% to 18,590 million yen in line with the increase in segment revenues compared to 16,247 million yen in the same period of the previous fiscal year.

Segment assets increased 12% on March 31, 2005 to 504,276 million yen due to the expansion of the automobile leasing operations.

Rental Operations Segment:

Segment revenues were down 3% year on year to 49,178 million yen as the precision measuring and other equipment rental operations had fewer orders from electronics and communications equipment manufacturers despite an increase in revenues from transactions being accounted for as direct financing leases.

Segment profits decreased 10% to 6,612 million yen compared to 7,314 million yen in the same period of the previous fiscal year. Although gains on investment securities were recorded, the reduction in segment revenues resulted in the lower profits.

Segment assets were up 2% on March 31, 2005 to 120,962 million yen.

Real Estate-Related Finance Segment:

Segment revenues increased 10% year on year to 51,333 million yen due to the expansion of revenues associated with corporate loans, including non-recourse loans, the loan servicing operations, and gains on investment securities.

Segment profits increased 96% to 26,770 million yen compared to 13,664 million yen in the same period of the previous fiscal year due to the increase in segment revenues and reduction in non-performing assets, which resulted in a lower “provision for doubtful receivables and probable loan losses.”

Segment assets increased 7% on March 31, 2005 to 1,027,610 million yen due mainly to the increase in corporate loans.

Real Estate Segment:

Segment revenues increased 17% year on year to 146,845 million yen. Lower “real estate sales” were recorded as there were no revenues associated with the sale of real estate developments, such as office buildings, in the first nine months of this fiscal year that were recorded in the same period of the previous fiscal year despite an increase in revenues associated with the sales of residential condominiums. On the other hand, the increase in gains associated with sales of real estate under operating leases and revenues associated with our integrated facilities management operations led to the higher segment revenues.

Segment profits increased 40% to 26,011 million yen compared to 18,623 million yen in the same period of the previous fiscal year due to the increase in gains associated with the sales of real estate under operating leases, despite the recognition of advertising expenses that were incurred preceding the revenue recognition of completed sales for residential condominiums upon title transfer to buyers.

Segment assets increased 11% on March 31, 2005 to 556,675 million yen due to the purchase of some rental purpose real estate despite the reclassification of some assets to “office facilities” upon a change in their use.

Life Insurance Segment:

Segment revenues were up 1% year on year to 97,650 million yen. Although life insurance premiums were flat year on year, life insurance related investment income increased year on year.

Segment profits increased 79% year on year to 10,324 million yen compared to 5,765 million yen in the same period of the previous fiscal year due mainly to the lower insurance payments.

Segment assets were down 8% on March 31, 2005 to 523,272 million yen due to a reclassification of some assets as a result of a change in their use to “office facilities” and a decrease in the investment portfolio associated with the maturity of some endowment insurance policies.

Other Segment:

Segment revenues decreased 23% year on year to 78,539 million yen. Although there were contributions to revenues from companies that we invested in the previous fiscal year, as part of our corporate rehabilitation business, and from the securities operations and gains on investment securities, revenues from the card loan operations were flat year on year and the change in the accounting treatment of “transportation revenues” to “equity in net income of affiliates,” as previously described on the (Note 1) on page 2, led to the lower revenues.

Segment profits increased 86% to 30,268 million yen compared to 16,286 million yen in the same period of the previous fiscal year due to the aforementioned contributing factors to segment revenues and the lower “provision for doubtful receivables and probable loan losses” associated with the card loan operations.

Segment assets were up 34% on March 31, 2005 to 654,042 million yen. The increase in segment assets was due to a change in the cardholder membership agreement at the card loan operations whereby the balance of certain card loans that were previously accounted for as off-balance sheet assets no longer meet the requirements for such accounting treatment and were accounted for as on-balance sheet assets from the third quarter of this fiscal year and due to the increase in loans related to margin trading at the securities brokerage.

Overseas Operations

The Americas Segment:

Segment revenues were up 27% year on year to 46,625 million yen. Although there was a decrease in revenues associated with direct financing leases and operating leases, revenues from interest on loans to corporate customers and sales on real estate increased year on year. In addition, there was also a contribution from the gain on the sale of the primary and master servicing business.

Segment profits more than doubled to 27,591 million yen compared to 12,207 million yen in the same period of the previous fiscal year due to the increase in segment revenues and reductions in the “provision for doubtful receivables and probable loan losses” and “selling, general and administrative expenses.”

Segment assets were up 7% on March 31, 2005 to 431,659 million yen. Although there was a withdrawal from an investment in an affiliate accompanying its termination, segment assets were up due to the increase in loans to corporate customers and the effect of a depreciation of the yen against the dollar.

Asia, Oceania and Europe Segment:

Segment revenues were up 25% year on year to 67,476 million yen due to the steady performance of automobile and machine equipment leasing and increase in revenues from the ship-related operations.

Segment profits increased 55% to 27,100 million yen compared to 17,517 million yen in the same period of the previous fiscal year due to an increase in segment revenues as described above, the steady performance of “equity in net income of affiliates,” and the contribution from the gain on the sale of an affiliate.

Segment assets were up 12% on March 31, 2005 to 559,701 million yen due mainly to the increase in direct financing leases and the depreciation of the yen against the dollar.

2. Summary of Cash Flows (Nine Months Ended December 31, 2005)

Cash and cash equivalents decreased by 9,449 million yen to 135,931 million yen compared to March 31, 2005.

“Cash flows from operating activities” provided 140,718 million yen in the first nine months of this fiscal year and provided 73,554 million yen in the same period of the previous fiscal year due primarily to inflows associated with the increase in net income.

“Cash flows from investing activities” used 466,715 million yen in the first nine months of this fiscal year compared to 334,182 million yen in the same period of the previous fiscal year. Outflows exceeded inflows as the “purchases of lease equipment” exceeded the sum of “principal payments received under direct financing leases” and “proceeds from sales of operating lease assets,” and “installment loans made to customers” exceeded “principal collected on installment loans.”

“Cash flows from financing activities” provided 315,286 million yen in the first nine months of this fiscal year compared to 188,573 million yen in the same period of the previous fiscal year, due to the increase in debt accompanying the increase in operating assets.

3. Summary of Third Quarter (Three Months Ended December 31, 2005)

In the third quarter revenues increased 9,539 million yen year on year. Revenues from “direct financing leases” were up compared to the third quarter of the previous fiscal year due to the increase in the average balance of direct financing leases and the contribution from gains on securitization. Revenues from “operating leases” and “interest on loans and investment securities” were up due to the increase in the average balance of the associated operating assets compared with the third quarter of the previous fiscal year. “Brokerage commissions and net gains on investment securities” were up due to the increase in brokerage commissions despite the decrease in net gains on investment securities. “Life insurance premiums and related investment income” were down compared to the same period of the previous fiscal year due to the lower life insurance related investment income although life insurance premiums were flat year on year. “Real estate sales” decreased year on year as sales of office buildings recorded in the third quarter of the previous fiscal year were absent in the current period. “Losses on sales of real estate under operating leases,” associated with office buildings that are not accounted for under discontinued operations were recorded. “Other operating revenues” were up year on year due mainly to the contribution to revenues associated with companies in which we invested as part of our corporate rehabilitation business from the fourth quarter of the previous fiscal year.

On the other hand, expenses were down 8,727 million yen compared to the third quarter of the previous fiscal year. “Interest expense” increased year on year as a result of the increase in the average balance of operating assets. “Costs of operating leases” were up year on year in line with the increase in revenues from “operating leases.” “Life insurance costs” were down compared with the same period of the previous fiscal year due mainly to the lower insurance payments. “Costs of real estate sales” decreased in line with the lower “real estate sales.” “Other operating expenses” increased in line with the increase in associated revenues in the third quarter of this fiscal year. “Selling, general and administrative expenses” were up year on year despite the change in accounting for Footwork Express Co., Ltd. (please refer to (Note 1) on page 2 for details) which went from being accounted for as a consolidated company to an equity method affiliate, as there was an increase in costs associated with the increase in the number of consolidated companies from the fourth quarter of the previous fiscal year and due to the expansion of business scope. The “provision for doubtful receivables and probable loan losses” was down compared to the third quarter of the previous fiscal year due to a lower level of non-performing assets. There were no “write-downs of long-lived assets” in the third quarter of this fiscal year and “write-downs of securities” were down year on year.

This resulted in an increase in “operating income” by 18,266 million yen to 53,177 million yen compared with the third quarter of the previous fiscal year.

“Equity in net income of affiliates” was down year on year due to the lower contribution from an equity method affiliate in The Americas segment that performed well in the same period of the previous fiscal year and due to the recording of “gains on sales of subsidiaries and affiliates.” “Income before discontinued operations and income taxes” increased by 15,751 million yen compared to the third quarter of the previous fiscal year to 59,445 million yen.

“Discontinued operations, net of applicable tax effect” added 7,419 million yen and “net income” in the third quarter of this fiscal year rose by 17,113 million yen to 42,143 million yen compared with a “net income” of 25,030 million yen in the third quarter of the previous fiscal year.

4. Outlook and Forecasts for the Fiscal Year Ending March 31, 2006

For the fiscal year ending March 31, 2006 we have revised our consolidated results forecast made at the interim results announcement on November 8, 2005 as follows. “Revenues” 900,000 million yen (flat compared with the fiscal year ended March 31, 2005), “income before income taxes” of 245,000 million yen (up 61%), and “net income” of 155,000 million yen (up 69%).

	Millions of Yen
	Total Revenues	Income before Income Taxes*	Net Income
Previous Forecast (A)	890,000	230,000	140,000
New Forecast (B)	900,000	245,000	155,000
Change (B-A)	10,000	15,000	15,000
Change (%)	1.1	6.5	10.7
(Reference)
Fiscal 2005 Results	900,034	152,332	91,496

*	“Income before income taxes” refers to “income before discontinued operations and income taxes.”

Consolidated Financial Highlights

(For the Nine Months Ended December 31, 2005 and 2004, and the Year Ended March 31, 2005)

(Unaudited)

	(millions of JPY, except for per share data)
	December 31, 2005	Change from March 31, 2005	Year-on-year Change	December 31, 2004	Year-on-year Change	March 31, 2005	Year-on-year Change
Operating Assets
Investment in Direct Financing Leases	1,495,765	103%	101%	1,480,526	96%	1,451,574	100%
Installment Loans	2,727,640	114%	117%	2,328,427	105%	2,386,597	107%
Investment in Operating Leases	621,492	100%	108%	576,621	116%	619,005	115%
Investment in Securities	669,748	114%	111%	605,511	111%	589,271	107%
Other Operating Assets	96,699	117%	118%	81,885	116%	82,651	115%

Total	5,611,344	109%	111%	5,072,970	104%	5,129,098	106%

Operating Results
Total Revenues	658,802	—	106%	622,714	117%	900,034	122%
Income before Discontinued Operations and Income Taxes	192,023	—	171%	112,466	136%	152,332	148%

Net Income	126,097	—	186%	67,718	148%	91,496	169%
Earnings Per Share
Net Income
Basic	1,434.39	—	177%	808.27	147%	1,087.82	169%
Diluted	1,359.01	—	183%	743.17	146%	1,002.18	167%
Shareholders’ Equity Per Share	10,099.03	121%	132%	7,642.86	116%	8,322.96	123%

Financial Position
Shareholders’ Equity	898,828	124%	140%	641,332	116%	727,333	129%
Number of Outstanding Shares (’000)	89,001	102%	106%	83,913	100%	87,389	104%
Long-and Short-Term Debt and Deposits	4,518,350	109%	111%	4,060,447	103%	4,146,322	107%
Total Assets	6,686,456	110%	114%	5,873,033	104%	6,068,953	108%
Shareholders’ Equity Ratio	13.4%	—	—	10.9%	—	12.0%	—
Return on Equity (annualized)	20.7%	—	—	15.0%	—	14.2%	—
Return on Assets (annualized)	2.64%	—	—	1.57%	—	1.56%	—

New Business Volumes
Direct Financing Leases
New Receivables Added	670,853	—	111%	601,777	98%	863,137	108%
New Equipment Acquisitions	601,120	—	112%	536,022	98%	767,672	108%
Installment Loans	1,254,454	—	114%	1,098,271	133%	1,545,517	137%
Operating Leases	184,571	—	104%	177,600	150%	248,327	131%
Investment in Securities	163,190	—	98%	165,745	185%	244,600	200%
Other Operating Transactions	87,740	—	87%	101,346	96%	129,604	70%

Condensed Consolidated Statements of Income

(For the Nine Months Ended December 31, 2005 and 2004, and the Year Ended March 31, 2005)

(Unaudited)

	(millions of JPY, millions of US$)
	Nine Months ended December 31, 2005	Year-on-year Change (%)	Nine Months ended December 31, 2004	Year-on-year Change (%)	Year ended March 31, 2005	Year-on-year Change (%)	U.S. dollars December 31, 2005
Total Revenues :	658,802	106	622,714	117	900,034	122	5,580

Direct Financing Leases	92,264	111	83,381	99	113,514	101	781
Operating Leases	150,396	114	132,018	110	178,803	109	1,274
Interest on Loans and Investment Securities	117,987	120	98,532	113	135,458	117	999
Brokerage Commissions and Net Gains on Investment Securities	28,200	137	20,588	145	33,905	130	239
Life Insurance Premiums and Related Investment Income	98,175	101	97,045	104	137,004	102	832
Real Estate Sales	53,459	78	68,197	99	123,162	126	453
Gains on Sales of Real Estate under Operating Leases	9,433	869	1,086	12	1,554	17	80
Transportation Revenues	—	—	39,715	—	55,339	—	—
Other Operating Revenues	108,888	133	82,152	154	121,295	152	922

Total Expenses :	490,454	92	531,598	115	771,092	118	4,154

Interest Expense	46,242	114	40,737	90	55,428	94	392
Costs of Operating Leases	101,281	111	91,634	104	122,971	103	858
Life Insurance Costs	82,976	95	87,058	105	122,896	103	703
Costs of Real Estate Sales	46,013	74	61,802	99	113,830	128	390
Costs of Transportation Revenues	—	—	34,051	—	46,594	—	—
Other Operating Expenses	66,307	135	49,111	165	76,141	167	561
Selling, General and Administrative Expenses	132,310	105	126,216	112	176,276	113	1,121
Provision for Doubtful Receivables and Probable Loan Losses	11,987	44	26,996	82	39,530	83	101
Write-downs of Long-Lived Assets	521	6	9,165	218	11,713	95	4
Write-downs of Securities	3,878	97	3,999	100	4,930	94	33
Foreign Currency Transaction Loss (Gain), Net	(1,061)	—	829	95	783	50	(9)

Operating Income	168,348	185	91,116	133	128,942	151	1,426

Equity in Net Income of Affiliates	20,716	116	17,803	122	20,043	112	175
Gains on Sales of Subsidiaries and Affiliates and Liquidation Loss	2,959	83	3,547	—	3,347	—	25

Income before Discontinued Operations and Income Taxes	192,023	171	112,466	136	152,332	148	1,626

Provision for Income Taxes	79,147	158	50,032	133	68,023	133	670

Income from Continuing Operations	112,876	181	62,434	140	84,309	162	956

Discontinued Operations:
Income from Discontinued Operations, Net	21,700		8,882		12,052		184
Provision for Income Taxes	(8,479)		(3,598)		(4,865)		(72)

Discontinued Operations, Net of Applicable Tax Effect	13,221	250	5,284	540	7,187	476	112

Net Income	126,097	186	67,718	148	91,496	169	1,068

Note:	1. Pursuant to FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

2. In the previous fiscal year, “Transportation Revenues” and “Costs of Transportation Revenues” were disclosed separately. However, as the logistics subsidiary became an affiliate, the proportionate share of the net income (loss) is recorded in “Equity in Net Income of Affiliates” by the equity method.

Condensed Consolidated Statements of Income

(For the Three Months Ended December 31, 2005 and 2004)

(Unaudited)

	(millions of JPY, millions of US$)
	Three Months ended December 31, 2005	Year-on-year Change (%)	Three Months ended December 31, 2004	Year-on-year Change (%)	U.S. dollars December 31, 2005
Total Revenues :	221,924	104	212,385	120	1,880

Direct Financing Leases	31,229	113	27,720	101	264
Operating Leases	50,768	115	43,975	105	430
Interest on Loans and Investment Securities	41,105	125	32,957	119	348
Brokerage Commissions and Net Gains on Investment Securities	7,784	104	7,502	114	66
Life Insurance Premiums and Related Investment Income	29,705	97	30,704	108	252
Real Estate Sales	22,083	84	26,298	100	187
Losses on Sales of Real Estate under Operating Leases	(12)	6	(195)	—	0
Transportation Revenues	—	—	12,788	—	—
Other Operating Revenues	39,262	128	30,636	176	333

Total Expenses :	168,747	95	177,474	115	1,430

Interest Expense	16,100	122	13,251	92	136
Costs of Operating Leases	34,577	114	30,402	105	293
Life Insurance Costs	24,737	91	27,139	109	210
Costs of Real Estate Sales	18,248	81	22,540	92	155
Costs of Transportation Revenues	—	—	10,652	—	—
Other Operating Expenses	23,869	120	19,821	186	202
Selling, General and Administrative Expenses	45,377	109	41,626	110	384
Provision for Doubtful Receivables and Probable Loan Losses	5,131	50	10,337	99	44
Write-downs of Long-Lived Assets	—	—	—	—	—
Write-downs of Securities	1,210	98	1,236	64	10
Foreign Currency Transaction Loss (Gain), Net	(502)	—	470	118	(4)

Operating Income	53,177	152	34,911	152	450

Equity in Net Income of Affiliates	5,109	64	8,038	297	43
Gains on Sales of Subsidiaries and Affiliates	1,159	156	745	—	10

Income before Discontinued Operations and Income Taxes	59,445	136	43,694	171	503

Provision for Income Taxes	24,721	124	19,925	172	209

Income from Continuing Operations	34,724	146	23,769	171	294

Discontinued Operations
Income from Discontinued Operations, Net	11,984		2,107		102
Provision for Income Taxes	(4,565)		(846)		(39)

Discontinued Operations, Net of Applicable Tax Effect	7,419	588	1,261	226	63

Net Income	42,143	168	25,030	173	357

Condensed Consolidated Balance Sheets

(As of December 31, 2005 and March 31, 2005)

(Unaudited)

	(millions of JPY, millions of US$)
	December 31, 2005	March 31, 2005	U.S. dollars December 31, 2005
Assets
Cash and Cash Equivalents	135,931	145,380	1,151
Restricted Cash	91,796	53,193	777
Time Deposits	5,196	8,678	44
Investment in Direct Financing Leases	1,495,765	1,451,574	12,668
Installment Loans	2,727,640	2,386,597	23,102
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(103,916)	(115,250)	(880)
Investment in Operating Leases	621,492	619,005	5,264
Investment in Securities	669,748	589,271	5,672
Other Operating Assets	96,699	82,651	819
Investment in Affiliates	302,005	274,486	2,558
Other Receivables	156,741	160,263	1,328
Inventories	124,572	113,203	1,055
Prepaid Expenses	51,076	45,082	433
Office Facilities	96,282	65,410	815
Other Assets	215,429	189,410	1,825

Total Assets	6,686,456	6,068,953	56,631

Liabilities and Shareholders’ Equity
Short-Term Debt	1,011,487	947,871	8,567
Deposits	368,358	336,588	3,120
Trade Notes, Accounts Payable and Other Liabilities	319,750	270,737	2,708
Accrued Expenses	79,071	95,407	669
Policy Liabilities	505,716	550,880	4,283
Current and Deferred Income Taxes	225,444	179,859	1,909
Security Deposits	139,297	98,415	1,180
Long-Term Debt	3,138,505	2,861,863	26,582

Total Liabilities	5,787,628	5,341,620	49,018

Common Stock	82,560	73,100	699
Additional Paid-in Capital	100,747	91,045	854
Retained Earnings:
Legal Reserve	2,220	2,220	19
Retained Earnings	693,095	570,494	5,870
Accumulated Other Comprehensive Income (Loss)	25,849	(1,873)	219
Treasury Stock, at Cost	(5,643)	(7,653)	(48)

Total Shareholders’ Equity	898,828	727,333	7,613

Total Liabilities and Shareholders’ Equity	6,686,456	6,068,953	56,631

	December 31, 2005	March 31, 2005	U.S. dollars December 31, 2005
Note : Accumulated Other Comprehensive Income (Loss)
Net unrealized gains on investment in securities	51,487	40,150	436
Minimum pension liability adjustments	(1,121)	(1,090)	(9)
Foreign currency translation adjustments	(25,335)	(39,610)	(215)
Net unrealized gains (losses) on derivative instruments	818	(1,323)	7

Condensed Consolidated Statements of Shareholders’ Equity

(For the Nine Months Ended December 31, 2005 and 2004, and the Year Ended March 31, 2005)

(Unaudited)

	(millions of JPY, millions of US$)
	Nine Months ended December 31, 2005	Nine Months ended December 31, 2004	Year ended March 31, 2005	U.S. dollars December 31, 2005
Common Stock:
Beginning balance	73,100	52,068	52,068	619
Issuance during the year	9,460	641	21,032	80

Ending balance	82,560	52,709	73,100	699

Additional Paid-in Capital:
Beginning balance	91,045	70,015	70,015	771
Issuance during the year and other, net	9,702	646	21,030	83

Ending balance	100,747	70,661	91,045	854

Legal Reserve:
Beginning balance	2,220	2,220	2,220	19

Ending balance	2,220	2,220	2,220	19

Retained Earnings:
Beginning balance	570,494	481,091	481,091	4,832
Cash dividends	(3,496)	(2,093)	(2,093)	(30)
Net income	126,097	67,718	91,496	1,068

Ending balance	693,095	546,716	570,494	5,870

Accumulated Other Comprehensive Income (Loss):
Beginning balance	(1,873)	(33,141)	(33,141)	(16)
Net change of unrealized gains on investment in securities	11,337	7,570	15,102	96
Net change of minimum pension liability adjustments	(31)	266	6,877	0
Net change of foreign currency translation adjustments	14,275	(94)	6,019	121
Net change of unrealized gains on derivative instruments	2,141	2,208	3,270	18

Ending balance	25,849	(23,191)	(1,873)	219

Treasury Stock:
Beginning balance	(7,653)	(8,206)	(8,206)	(65)
Net (increase) decrease	2,010	423	553	17

Ending balance	(5,643)	(7,783)	(7,653)	(48)

Total Shareholders’ Equity:
Beginning balance	727,333	564,047	564,047	6,160
Increase, net	171,495	77,285	163,286	1,453

Ending balance	898,828	641,332	727,333	7,613

Summary of Comprehensive Income :
Net income	126,097	67,718	91,496	1,068
Other comprehensive income	27,722	9,950	31,268	235

Comprehensive income	153,819	77,668	122,764	1,303

Condensed Consolidated Statements of Cash Flows

(For the Nine Months Ended December 31, 2005 and 2004, and the Year Ended March 31, 2005)

(Unaudited)

	(millions of JPY, millions of US$)
	Nine Months ended December 31, 2005	Nine Months ended December 31, 2004	Year ended March 31, 2005	U.S. dollars December 31, 2005
Cash Flows from Operating Activities:
Net income	126,097	67,718	91,496	1,068
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	96,890	97,219	132,158	821
Provision for doubtful receivables and probable loan losses	11,987	26,996	39,530	102
Decrease in policy liabilities	(45,164)	(38,621)	(41,902)	(383)
Gains from securitization transactions	(6,356)	(2,744)	(12,520)	(54)
Equity in net income of affiliates	(20,716)	(17,803)	(20,043)	(175)
Gains on sales of subsidiaries and affiliates and liquidation loss	(2,959)	(3,547)	(3,347)	(25)
Gains on sales of available-for-sale securities	(8,641)	(14,333)	(14,761)	(73)
Gains on sales of real estate under operating leases	(9,433)	(1,086)	(1,554)	(80)
Gains on sales of operating lease assets other than real estate	(5,833)	(3,397)	(4,746)	(49)
Write-downs of long-lived assets	521	9,165	11,713	4
Write-downs of securities	3,878	3,999	4,930	33
Increase in restricted cash	(38,225)	(10,667)	(17,517)	(324)
Increase in trading securities	(10,333)	(15,432)	(21,430)	(88)
Increase in inventories	(25,618)	(29,176)	(21,906)	(217)
Increase in prepaid expenses	(4,374)	(2,212)	(975)	(37)
Increase (decrease) in accrued expenses	(18,824)	(7,872)	8,255	(159)
Increase in security deposits	38,904	12,883	19,567	329
Other, net	58,917	2,464	(20,481)	499

Net cash provided by operating activities	140,718	73,554	126,467	1,192

Cash Flows from Investing Activities:
Purchases of lease equipment	(794,722)	(696,071)	(942,489)	(6,731)
Principal payments received under direct financing leases	483,285	468,106	633,724	4,093
Net proceeds from securitization of lease receivables, loan receivables and securities	151,116	74,315	191,976	1,280
Installment loans made to customers	(1,252,768)	(1,098,051)	(1,545,297)	(10,610)
Principal collected on installment loans	846,481	928,679	1,287,144	7,169
Proceeds from sales of operating lease assets	114,826	64,334	73,928	973
Investment in and dividends received from affiliates, net	(2,243)	39	(48,257)	(19)
Purchases of available-for-sale securities	(137,612)	(151,696)	(219,890)	(1,166)
Proceeds from sales of available-for-sale securities	103,750	72,367	127,452	879
Maturities of available-for-sale securities	23,008	53,574	82,373	195
Purchases of other securities	(25,412)	(14,049)	(24,283)	(215)
Proceeds from sales of other securities	16,981	7,819	11,456	144
Purchases of other operating assets	(21,397)	(6,868)	(9,216)	(181)
Acquisitions of subsidiaries, net of cash acquired	(2,005)	(5,799)	(12,506)	(17)
Sales of subsidiaries, net of cash disposed	2,383	—	—	20
Other, net	27,614	(30,881)	(14,119)	233

Net cash used in investing activities	(466,715)	(334,182)	(408,004)	(3,953)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	110,729	16,832	(34,227)	938
Proceeds from debt with maturities longer than three months	1,470,020	1,373,413	1,934,048	12,450
Repayment of debt with maturities longer than three months	(1,300,583)	(1,223,032)	(1,665,050)	(11,015)
Net increase in deposits due to customers	31,770	26,736	44,043	269
Issuance of common stock	4,829	1,279	2,052	41
Dividends paid	(3,496)	(2,093)	(2,093)	(30)
Net decrease in call money	—	(5,000)	(5,000)	—
Other, net	2,017	438	570	17

Net cash provided by financing activities	315,286	188,573	274,343	2,670

Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,262	(51)	339	11

Net Increase (Decrease) in Cash and Cash Equivalents	(9,449)	(72,106)	(6,855)	(80)
Cash and Cash Equivalents at Beginning of Period	145,380	152,235	152,235	1,231

Cash and Cash Equivalents at End of Period	135,931	80,129	145,380	1,151

Segment Information

(For the Nine Months Ended December 31, 2005 and 2004, and the Year Ended March 31, 2005)

(Unaudited)

	(millions of JPY)
	Nine months ended December 31, 2005			Nine months ended December 31, 2004			Year ended March 31, 2005
	Segment Revenues	Segment Profits	Segment Assets	Segment Revenues	Segment Profits	Segment Assets	Segment Revenues	Segment Profits	Segment Assets
Operations in Japan
Corporate Financial Services	74,671	38,445	1,639,685	61,027	28,556	1,532,659	87,708	43,848	1,506,311
Automobile Operations	72,706	18,590	504,276	66,755	16,247	453,153	89,404	21,088	451,715
Rental Operations	49,178	6,612	120,962	50,693	7,314	117,599	68,447	9,384	118,427
Real Estate-Related Finance	51,333	26,770	1,027,610	46,528	13,664	932,754	77,389	13,856	956,047
Real Estate	146,845	26,011	556,675	126,029	18,623	450,511	195,906	23,959	500,755
Life Insurance	97,650	10,324	523,272	97,027	5,765	572,742	136,857	7,223	567,023
Other	78,539	30,268	654,042	102,597	16,286	416,146	143,754	20,970	489,758

Sub-Total	570,922	157,020	5,026,522	550,656	106,455	4,475,564	799,465	140,328	4,590,036
Overseas Operations
The Americas	46,625	27,591	431,659	36,780	12,207	427,689	53,084	15,621	403,399
Asia, Oceania and Europe	67,476	27,100	559,701	54,009	17,517	487,579	73,089	22,133	498,855

Sub-Total	114,101	54,691	991,360	90,789	29,724	915,268	126,173	37,754	902,254

Segment Total	685,023	211,711	6,017,882	641,445	136,179	5,390,832	925,638	178,082	5,492,290

Difference between Segment totals and Consolidated Amounts	(26,221)	(19,688)	668,574	(18,731)	(23,713)	482,201	(25,604)	(25,750)	576,663

Consolidated Amounts	658,802	192,023	6,686,456	622,714	112,466	5,873,033	900,034	152,332	6,068,953

	(millions of US$)
	U.S. dollars December 31, 2005
	Segment Revenues	Segment Profits	Segment Assets
Operations in Japan
Corporate Financial Services	632	326	13,887
Automobile Operations	616	158	4,271
Rental Operations	417	56	1,025
Real Estate-Related Finance	435	227	8,703
Real Estate	1,244	220	4,715
Life Insurance	827	87	4,432
Other	665	256	5,539

Sub-Total	4,836	1,330	42,572
Overseas Operations
The Americas	395	234	3,656
Asia, Oceania and Europe	571	229	4,740

Sub-Total	966	463	8,396

Segment Total	5,802	1,793	50,968

Difference between Segment totals and Consolidated Amounts	(222)	(167)	5,663

Consolidated Amounts	5,580	1,626	56,631

*Note	1:	The results of the reported segments from April 1, 2005 reflect the revised operating structure following the reorganization of the Company. Accordingly, real estate-related equity investment operations and the REIT asset management operations, which had been included in the “Real Estate-Related Finance” segment, were included in the “Real Estate” segment from the first quarter of this fiscal year. Therefore, certain related amounts that had been previously reported are reclassified.

	2:	Effective January 1, 2005, the Company integrated seven group companies, which were involved in automobile leasing and rental operations, into ORIX Auto Corporation, in order to control and manage the overall automobile operations under one company. The automobile leasing operations, which had been included in the “Corporate Financial Services” segment and the automobile rental operations that had been included in the “Rental Operations” segment were included in the “Automobile Operations” segment from the previous fiscal year. The “Rental Operations” segment included only the rental operations of precision measuring and other equipment. The Company changed the management of its overseas operations, whereby the “Europe” segment and the “Asia and Oceania” segment were combined and from the previous fiscal year the new segment was shown as the “Asia, Oceania and Europe” segment.

	3:	Since the Company evaluates the performance for the segments based on profits before income taxes, tax expenses are not included in the segment profits. In addition, results of discontinued operations are included in “Segment Revenues” and “Segment Profits” of each segment, if any. Such amounts are eliminated in “Difference between Segment totals and Consolidated Amounts.”

Key Quarterly Financial Data (Unaudited)

	(millions of JPY)
	Fiscal 2005				Fiscal 2006
Balance Sheet Data	Q1 (04/4-6)	Q2 (04/7-9)	Q3 (04/10-12)	Q4 (05/1-3)	Q1 (05/4-6)	Q2 (05/7-9)	Q3 (05/10-12)
1) Investment in Direct Financing Leases	1,454,461	1,465,856	1,480,526	1,451,574	1,470,338	1,462,354	1,495,765
Japan	1,183,421	1,187,595	1,212,340	1,183,791	1,186,866	1,164,647	1,174,590
Overseas	271,040	278,261	268,186	267,783	283,472	297,707	321,175

2) Installment Loans	2,221,554	2,254,387	2,328,427	2,386,597	2,440,842	2,491,927	2,727,640
Japan	1,997,881	2,019,718	2,100,661	2,153,949	2,211,360	2,258,906	2,469,362
Overseas	223,673	234,669	227,766	232,648	229,482	233,021	258,278

3) Investment in Operating Leases	529,078	536,489	576,621	619,005	574,801	591,056	621,492
Japan	385,532	380,550	425,178	466,489	425,815	439,063	466,059
Overseas	143,546	155,939	151,443	152,516	148,986	151,993	155,433

4) Investment in Securities	579,193	591,714	605,511	589,271	593,911	618,688	669,748
Japan	423,111	446,026	466,607	467,562	466,859	489,625	531,882
Overseas	156,082	145,688	138,904	121,709	127,052	129,063	137,866

5) Other Operating Assets	68,004	72,932	81,885	82,651	91,677	98,740	96,699
Japan	61,071	64,772	74,538	75,156	84,390	90,551	93,012
Overseas	6,933	8,160	7,347	7,495	7,287	8,189	3,687

Total Operating Assets	4,852,290	4,921,378	5,072,970	5,129,098	5,171,569	5,262,765	5,611,344

Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(128,726)	(125,309)	(120,508)	(115,250)	(110,689)	(103,028)	(103,916)
Allowance/Investment in Direct Financing Leases and Installment Loans	3.5%	3.4%	3.2%	3.0%	2.8%	2.6%	2.5%

Total Assets	5,651,018	5,724,771	5,873,033	6,068,953	6,185,171	6,333,055	6,686,456

Short-Term Debt, Long-Term Debt and Deposits	3,876,782	3,912,797	4,060,447	4,146,322	4,236,166	4,269,728	4,518,350
Policy Liabilities	577,024	559,815	554,161	550,880	537,746	519,849	505,716

Total Liabilities	5,056,239	5,105,522	5,231,701	5,341,620	5,420,568	5,511,635	5,787,628

Shareholders’ Equity	594,779	619,249	641,332	727,333	764,603	821,420	898,828

Total Liabilities & Shareholders’ Equity	5,651,018	5,724,771	5,873,033	6,068,953	6,185,171	6,333,055	6,686,456

New Business Volumes	Q1 (04/4-6)	Q2 (04/7-9)	Q3 (04/10-12)	Q4 (05/1-3)	Q1 (05/4-6)	Q2 (05/7-9)	Q3 (05/10-12)
Direct Financing Leases: New receivables added	188,262	210,689	202,826	261,360	196,181	219,254	255,418
Japan	150,035	169,583	160,378	220,748	153,585	169,741	207,371
Overseas	38,227	41,106	42,448	40,612	42,596	49,513	48,047

Direct Financing Leases: New equipment acquisitions	166,937	188,911	180,174	231,650	175,106	193,855	232,159
Japan	130,715	148,909	139,736	187,930	134,333	145,029	184,172
Overseas	36,222	40,002	40,438	43,720	40,773	48,826	47,987

Installment Loans: New loans added	307,530	396,510	394,231	447,246	363,952	419,662	470,840
Japan	273,289	352,816	351,053	417,336	329,457	374,084	411,923
Overseas	34,241	43,694	43,178	29,910	34,495	45,578	58,917

Operating Leases: New equipment acquisitions	40,737	55,077	81,786	70,727	48,932	62,979	72,660
Japan	33,195	35,750	70,626	62,193	30,794	44,201	58,066
Overseas	7,542	19,327	11,160	8,534	18,138	18,778	14,594

Investment in Securities: New securities added	45,486	60,092	60,167	78,855	51,178	60,532	51,480
Japan	38,795	56,822	58,932	76,261	49,603	59,867	47,863
Overseas	6,691	3,270	1,235	2,594	1,575	665	3,617

Other Operating Transactions: New assets added	29,354	26,429	45,563	28,258	30,376	25,189	32,175
Japan	29,354	25,017	45,386	27,888	30,376	25,189	32,175
Overseas	—	1,412	177	370	—	—	—

	(millions of JPY)
	Fiscal 2005				Fiscal 2006
Income Statement Data	Q1 (04/4-6)	Q2 (04/7-9)	Q3 (04/10-12)	Q4 (05/1-3)	Q1 (05/4-6)	Q2 (05/7-9)	Q3 (05/10-12)
Revenues
1) Direct Financing Leases	27,399	28,262	27,720	30,133	28,722	32,313	31,229
Japan	21,698	22,268	21,915	24,260	22,775	25,802	23,901
Overseas	5,701	5,994	5,805	5,873	5,947	6,511	7,328

2) Operating Leases	45,178	42,865	43,975	46,785	47,763	51,865	50,768
Japan	34,943	32,450	32,660	35,450	35,026	38,531	36,607
Overseas	10,235	10,415	11,315	11,335	12,737	13,334	14,161

3) Interest on Loans and Investment Securities	29,763	35,812	32,957	36,926	36,064	40,818	41,105
Interest on loans	27,063	33,233	30,549	34,476	33,287	37,874	37,882
Japan	23,383	29,195	26,591	29,537	28,588	32,302	32,257
Overseas	3,680	4,038	3,958	4,939	4,699	5,572	5,625
Interest on investment securities	2,700	2,579	2,408	2,450	2,777	2,944	3,223
Japan	264	313	268	336	423	544	551
Overseas	2,436	2,266	2,140	2,114	2,354	2,400	2,672

4) Brokerage Commissions and Net Gains on Investment Securities	5,159	7,927	7,502	13,317	8,443	11,973	7,784
Brokerage commissions	1,226	1,001	997	1,292	1,255	2,068	2,827
Net gains on investment securities	3,933	6,926	6,505	12,025	7,188	9,905	4,957

5) Life Insurance Premiums and Related Investment Income	30,208	36,133	30,704	39,959	30,229	38,241	29,705
Life insurance premiums	28,007	33,676	26,966	37,157	28,393	32,915	26,717
Related investment income	2,201	2,457	3,738	2,802	1,836	5,326	2,988

6) Real Estate Sales	21,840	20,059	26,298	54,965	19,214	12,162	22,083
Japan	21,840	20,059	26,298	54,965	19,214	12,162	22,083
Overseas	—	—	—	—	—	—	—

7) Gains (Losses) on Sales of Real Estate under Operating Leases	1,198	83	(195)	468	5,820	3,625	(12)
Japan	1,198	83	(195)	468	5,820	3,625	(12)
Overseas	—	—	—	—	—	—	—

8) Transportation Revenues	12,775	14,152	12,788	15,624	—	—	—
Japan	12,775	14,152	12,788	15,624	—	—	—
Overseas	—	—	—	—	—	—	—

9) Other Operating Revenues	25,952	25,564	30,636	39,143	33,307	36,319	39,262
Japan	24,113	24,306	29,408	38,027	32,247	34,653	37,811
Overseas	1,839	1,258	1,228	1,116	1,060	1,666	1,451

Total Revenues	199,472	210,857	212,385	277,320	209,562	227,316	221,924

Expenses
1) Interest Expense	13,719	13,767	13,251	14,691	14,498	15,644	16,100
2) Costs of Operating Leases	32,780	28,452	30,402	31,337	33,460	33,244	34,577
3) Life Insurance Costs	27,965	31,954	27,139	35,838	27,239	31,000	24,737
4) Costs of Real Estate Sales	20,543	18,719	22,540	52,028	16,664	11,101	18,248
5) Costs of Transportation Revenues	11,714	11,685	10,652	12,543	—	—	—
6) Other Operating Expenses	14,055	15,235	19,821	27,030	20,318	22,120	23,869
7) Selling, General and Administrative Expenses	37,607	46,983	41,626	50,060	41,886	45,047	45,377
8) Provision for Doubtful Receivables and Probable Loan Losses	8,793	7,866	10,337	12,534	4,725	2,131	5,131
9) Write-downs of Long-Lived Assets	—	9,165	—	2,548	—	521	—
10) Write-downs of Securities	1,468	1,295	1,236	931	1,800	868	1,210
11) Foreign Currency Transaction Loss (Gain), Net	(172)	531	470	(46)	(643)	84	(502)

Total Expenses	168,472	185,652	177,474	239,494	159,947	161,760	168,747

Operating Income	31,000	25,205	34,911	37,826	49,615	65,556	53,177
Equity in Net Income of Affiliates	4,754	5,011	8,038	2,240	7,263	8,344	5,109
Gains (Losses) on Sales of Subsidiaries and Affiliates and Liquidation Loss	839	1,963	745	(200)	1,459	341	1,159
Income before Discontinued Operations and Income Taxes	36,593	32,179	43,694	39,866	58,337	74,241	59,445
Provision for Income Taxes	16,064	14,043	19,925	17,991	23,937	30,489	24,721
Income from Continuing Operations	20,529	18,136	23,769	21,875	34,400	43,752	34,724
Discontinued Operations, Net of Applicable Tax Effect	2,998	1,025	1,261	1,903	3,389	2,413	7,419

Net Income	23,527	19,161	25,030	23,778	37,789	46,165	42,143

Key Ratios, Per Share Data and Employees	Q1 (04/4-6)	Q2 (04/7-9)	Q3 (04/10-12)	Q4 (05/1-3)	Q1 (05/4-6)	Q2 (05/7-9)	Q3 (05/10-12)
Return on Equity (ROE)*	16.2%	12.6%	15.9%	13.9%	20.3%	23.3%	19.6%
Return on Assets (ROA)*	1.67%	1.35%	1.73%	1.59%	2.47%	2.95%	2.59%
Shareholders’ Equity Ratio	10.5%	10.8%	10.9%	12.0%	12.4%	13.0%	13.4%
Debt-to-Equity Ratio (times)	6.5	6.3	6.3	5.7	5.5	5.2	5.0
Shareholders’ Equity Per Share (yen)	7,104.39	7,389.48	7,642.86	8,322.96	8,731.00	9,333.32	10,099.03
Basic EPS (yen)	281.05	228.73	298.51	280.13	432.08	525.69	476.76
Diluted EPS (yen)	258.14	211.02	270.41	255.48	409.74	498.00	453.01
Number of Employees	14,917	15,184	15,699	13,734	14,154	14,310	14,429

*annualized

	(millions of JPY)
	Fiscal 2005				Fiscal 2006
Segment Information	Q1 (04/4-6)	Q2 (04/7-9)	Q3 (04/10-12)	Q4 (05/1-3)	Q1 (05/4-6)	Q2 (05/7-9)	Q3 (05/10-12)
Operations in Japan
Corporate Financial Services	19,355	21,419	20,253	26,681	22,456	25,206	27,009
Automobile Operations	21,379	22,697	22,679	22,649	24,462	24,449	23,795
Rental Operations	19,623	15,358	15,712	17,754	15,765	17,873	15,540
Real Estate-Related Finance	11,376	15,318	19,834	30,861	15,493	19,372	16,468
Real Estate	44,302	40,590	41,137	69,877	51,495	46,523	48,827
Life Insurance	30,260	36,046	30,721	39,830	30,093	38,085	29,472
Other	32,786	34,664	35,147	41,157	24,589	25,330	28,620

Sub-Total	179,081	186,092	185,483	248,809	184,353	196,838	189,731

Overseas Operations
The Americas	11,172	12,848	12,760	16,304	12,773	13,720	20,132
Asia, Oceania and Europe	17,058	17,714	19,237	19,080	20,220	23,614	23,642

Sub-Total	28,230	30,562	31,997	35,384	32,993	37,334	43,774

Total Segment Revenues	207,311	216,654	217,480	284,193	217,346	234,172	233,505

Operations in Japan
Corporate Financial Services	7,909	9,364	11,283	15,292	11,379	12,445	14,621
Automobile Operations	5,022	5,894	5,331	4,841	6,280	7,145	5,165
Rental Operations	2,411	2,633	2,270	2,070	1,634	3,658	1,320
Real Estate-Related Finance	2,584	7,632	3,448	192	6,892	13,426	6,452
Real Estate	8,837	3,668	6,118	5,336	12,781	7,781	5,449
Life Insurance	1,879	2,113	1,773	1,458	1,632	6,121	2,571
Other	6,374	5,426	4,486	4,684	8,198	8,061	14,009

Sub-Total	35,016	36,730	34,709	33,873	48,796	58,637	49,587

Overseas Operations
The Americas	1,210	3,515	7,482	3,414	7,152	6,918	13,521
Asia, Oceania and Europe	5,934	4,999	6,584	4,616	7,569	12,178	7,353

Sub-Total	7,144	8,514	14,066	8,030	14,721	19,096	20,874

Total Segment Profits	42,160	45,244	48,775	41,903	63,517	77,733	70,461

Operations in Japan
Corporate Financial Services	1,441,748	1,467,823	1,532,659	1,506,311	1,544,319	1,602,587	1,639,685
Automobile Operations	426,706	441,202	453,153	451,715	461,148	489,313	504,276
Rental Operations	116,020	117,741	117,599	118,427	115,660	116,982	120,962
Real Estate-Related Finance	853,426	867,605	932,754	956,047	977,407	961,049	1,027,610
Real Estate	391,209	398,388	450,511	500,755	478,389	520,730	556,675
Life Insurance	561,819	565,021	572,742	567,023	548,898	521,022	523,272
Other	419,110	421,744	416,146	489,758	495,998	519,727	654,042

Sub-Total	4,210,038	4,279,524	4,475,564	4,590,036	4,621,819	4,731,410	5,026,522

Overseas Operations
The Americas	451,032	446,231	427,689	403,399	406,247	398,936	431,659
Asia, Oceania and Europe	467,721	499,426	487,579	498,855	514,018	527,255	559,701

Sub-Total	918,753	945,657	915,268	902,254	920,265	926,191	991,360

Total Segment Assets	5,128,791	5,225,181	5,390,832	5,492,290	5,542,084	5,657,601	6,017,882